Filed by Pinnacle Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844

The following communication was first sent to Pinnacle Foods Inc. employees on June 27, 2018.

Invitation to Town Hall (11AM EST)
Attached:  Press Release

From:  Desk of Mark Clouse

Dear Pinnacle Employees,

I have important news to share with all of you this morning.  We will have a Town Hall meeting today at 11:00AM Eastern to discuss the contents of this note and press release in more detail (see specifics at the bottom of the page).

Attached is the press release, issued this morning, announcing the acquisition of Pinnacle Foods by Conagra Brands.

Conagra is a leading branded food company with nearly $8B in revenue. Its portfolio includes iconic brands such as Marie Callender’s, Reddi-wip, Hunt’s, Healthy Choice, Slim Jim and Orville Redenbacher’s, as well as emerging brands, including Alexia, Blake’s, Frontera, Duke’s and Angie’s Boomchickapop.  The combination of Pinnacle’s and Conagra’s portfolios create a business with nearly $11B in revenue and reach across dry grocery, frozen and refrigerated categories.

Today marks the start of the journey to combine the two companies.    The deal will require approval by Pinnacle’s shareholders and regulatory review.  While we don’t have a specific timetable, we expect it to close some time near the end of calendar year 2018. In the meantime we will continue to run the business independently, in the ordinary course.

We pride ourselves on the talented and dedicated team of employees who have built this company to what it is today.  The value that Conagra has ascribed to Pinnacle is a testament to the strength of the business that we have built together.

Shortly we will form an integration team with members from both companies, and we know Conagra is looking forward to adding talent from Pinnacle to build the best team possible.

I know this is a surprise to you and that you have a great number of questions.  We are pulling together everything we know to share with you today.  This will be the first of a series of discussions that we will have in the coming weeks to ensure everyone is fully informed.

Mark

Cautionary Statement Regarding Forward Looking Statements

This document may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” Among other things, these forward-looking statements may include statements regarding the proposed combination of Pinnacle Foods Inc. (“Pinnacle Foods”) and Conagra Brands, Inc. (“Conagra”); our beliefs relating to value creation as a result of a potential combination with Conagra; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Pinnacle Foods’s and Conagra’s future beliefs, expectations, plans, intentions, financial condition or performance.  The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements.  These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance.  Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, the timing and likelihood of completion of the proposed merger between Pinnacle Foods and Conagra (the “proposed merger”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the possibility that Pinnacle Foods’s stockholders may not approve the proposed merger, the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period, the risk that the businesses of Pinnacle Foods and Conagra will not be integrated successfully, disruption from the proposed merger making it more difficult to maintain business and operational relationships, the risk that unexpected costs will be incurred, the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the Securities and Exchange Commission (the “SEC”) as well as Conagra’s filings, including its Form 10-K, with the SEC.  There may be other factors that may cause our actual results to differ materially from the forward-looking statements.  We assume no obligation to update the information contained in this announcement except as required by applicable law.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Conagra and Pinnacle Foods will be submitted to Pinnacle Foods’ stockholders for their consideration.  In connection with the proposed transaction, Conagra will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for Pinnacle Foods’ stockholders to be filed with the SEC, and Pinnacle Foods will mail the proxy statement/prospectus to its stockholders and both Pinnacle Foods and Conagra will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Conagra or Pinnacle Foods may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Conagra or Pinnacle Foods with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.

Participants in Solicitation

Conagra, Pinnacle Foods, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Conagra’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on August 11, 2017 and information about Pinnacle Foods’ directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 20, 2018.  These documents are available free of charge from the sources indicated above, and from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Conagra and Pinnacle Foods file with the SEC.